November 17, 2009

William K. Lee

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington D.C., 20549

Re:

Vision Industries Corp.

Amended Form 8-K

Filed on November 17, 2009

File No. 333-53315

Dear Mr. Lee:

Below are Vision Industries Corp.’s (“the Company’s”) responses to your Comment Letter dated November 16, 2009.  On behalf of the Company, on November 17, 2009, I transmitted via EDGAR the Company’s Amendment to its report on Form 8-K originally filed on November 16, 2009.

Form 8-K Filed on November 16, 2009

1.

We added the independent accountant’s letter as Exhibit 7 and referred to it in the body of the Form 8-K under Item 4.02.

2.

We revised our disclosure to state that we intend to file the amended periodic reports by November 23, 2009.

3.

In the amended periodic reports, we will address the effect of the restatement of the financial statements on the officers’ prior conclusions regarding effectiveness of the company’s disclosure controls and procedures.

Also filed is a letter from the company making the acknowledgements requested in your November 16, 2009 Comment Letter.

Please contact me at (941) 723-7564 should you have any questions.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosures:

1.

Vision Industries Corp. Amended Report on Form 8-K

2.

Vision Industries Corp. Letter to SEC, dated November 17, 2009